JBG SMITH Properties

4445 Willard Avenue, Suite 400

Chevy Chase, MD 20815

September 27, 2017

VIA EDGAR

Mr. Joshua Lobert

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JBG SMITH Properties
Registration Statement on Form S-11
Filed September 18, 2017
File No. 333-220498

Dear Mr. Lobert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), JBG SMITH Properties (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on September 29, 2017, or as soon thereafter as practicable. The Registrant is aware of its obligations under the Securities Act.

The Registrant requests that it be notified of such effectiveness by a telephone call to Abigail C. Smith of Hogan Lovells US LLP at (202) 637-4880 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

[Signature page follows]

Sincerely,

JBG SMITH PROPERTIES

/s/ Steven A. Museles
By:	Steven A. Museles
Title:	Chief Legal Officer and Corporate Secretary